Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel     : +91 40 4900 2900

Fax     : +91 40 4900 2999
Email : mail@drreddys.com
www.drreddys.com

June 16, 2018

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories defends its right to launch Buprenorphine and Naloxone Sublingual Film in the U.S. Market”.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

CC:- New York Stock Exchange Inc.(Stock Code: RDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy's Laboratories defends its right to launch
Buprenorphine and Naloxone Sublingual Film in the U.S. Market

Hyderabad, India, June 16, 2018	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. June 16, 2018— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that following the launch of its generic Buprenorphine and Naloxone Sublingual Film in the U.S. Market, the U.S. District Court for the District of New Jersey has received and reviewed an emergency application from the plaintiffs in the current patent litigation for a temporary restraining order and preliminary injunction against Dr. Reddy’s.

Pending a hearing and decision on the injunction application, the court has issued a temporary restraining order against Dr. Reddy’s with respect to further sales and commercialization of Buprenorphine and Naloxone Sublingual Film within the U.S. The court order does not include a prohibition on commercial manufacturing of the product. The plaintiffs will be required to post a bond or other security totaling $18 million (USD) to satisfy any losses or damages incurred by Dr. Reddy’s during the period of the temporary restraining order. The court has scheduled an expedited hearing of the preliminary injunction for Thursday, June 28, and a ruling is expected soon thereafter. The proceeding only involves one patent, U.S. Patent No. 9,931,305. Dr. Reddy’s remains confident in its legal positions on this patent and believes it will prevail on the issues raised with respect to the application for injunction.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.